M. J. MAILLIS GROUP

03 JAN 21 AM 7:21

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL



DATE : December 30th, 2002

Re: **DECISIONS OF THE ANNUAL ORDINARY GENERAL ASSEMBLY**
File ≠ 33-82-4975

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Dear Sirs,

On behalf of **M. J. MAILLIS S.A. PACKING SYSTEMS**, company incorporated in Greece (32 Kifissias Ave Maroussi, Attiki), I am furnishing herewith the below listed documents:

- Copy of the **Decisions of the Annual Ordinary General Shareholders Assembly** of M.J.Maillis S.A. which took place on the **6th of June 2002**.
- Copy of M.J.Maillis S.A. Annual Report for the year 2001
- Financial Statements for the parent company and the Group as of 30.06.2002
- Company Press Release associated to the publication of Interim Financial Results.
- Financial Statements for the parent company and the Group as of 30.09.2002
- Company Press Release associated to the publication of 3rd Quarter 2002 Financial Results
- Copy of Greece's Official Gazette where publications concerning M.J.Maillis S.A. developments have already been made.

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr


M. J. MAILLIS GROUP

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

COPY

DATE : December 30th, 2002

Re: **DECISIONS OF THE ANNUAL ORDINARY GENERAL ASSEMBLY**
File ≠ 33-82-4975

Dear Sirs,

On behalf of **M. J. MAILLIS S.A. PACKING SYSTEMS**, company incorporated in Greece (32 Kifissias Ave Maroussi, Attiki), I am furnishing herewith the below listed documents:

- Copy of the **Decisions of the Annual Ordinary General Shareholders Assembly** of M.J.Maillis S.A. which took place on the **6th of June 2002**.
- Copy of M.J.Maillis S.A. Annual Report for the year 2001
- Financial Statements for the parent company and the Group as of 30.06.2002
- Company Press Release associated to the publication of Interim Financial Results.
- Financial Statements for the parent company and the Group as of 30.09.2002
- Company Press Release associated to the publication of 3rd Quarter 2002 Financial Results
- Copy of Greece's Official Gazette where publications concerning M.J.Maillis S.A. developments have already been made.

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,



Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr



PRESS RELEASE

Group Financial Results for the period 01.01.2002 – 30.06.2002

Increase in Sales by 16,3%, Earnings before Interest, Taxes and Depreciation (E.B.I.T.D.A.) increased by 40,9%

Athens, August 28th 2002. M.J.MAILLIS GROUP is announcing its consolidated financial results for the first half of 2002.

- Consolidated Sales of € 147,5 mln versus € 126,9 mln in the first half of 2001, corresponding to an increase of 16,3 %

- Consolidated Earnings before Interest, Taxes and Depreciation **(E.B.I.T.D.A.)** of € 27,1 mln versus € 19,2 mln in the first half of 2001, corresponding to an **increase of 40,9 %**

- Consolidated Earnings before Tax **(E.B.T.)** of € 13,9 mln versus € 12,5 mln in the first half of 2001, leading to an increase of 10,6%

The **substantial improvement of operating profits (E.B.I.T.D.A.),** clearly highlights the Group´s successful streamlining process, having started in 2001 and still in progress within 2002 with obvious positive results.

The expected recovery of international markets is not yet visible and in countries like Germany and France the negative economic climate deteriorates. For this reason, any optimistic forecast is transferred to the year 2003. This development clearly constraints the possibilities of substantial organic growth and affects the sales of machines and systems.

Within the specific economic environment, M.J.MAILLIS GROUP, continues its growth path having as key objective the rationalization of the Group companies, creating a competitive and solid European Group, while at the same time the company expands its activity for the penetration of the North American market.

For more information, please contact our Group' s Investor Relations Department (Mrs. Lina Dede, Investor Relations Officer, tel. +3 010 6843325 or +3 010 6844099 and e-mail : lina.dede@maillis.gr)



PRESS RELEASE

Group Financial Results for the period 01.01.2002 – 30.09.2002

Increase in Sales by 20,3%, Earnings before Interest, Taxes and Depreciation (E.B.I.T.D.A.) increased by 22,0%

Athens, November 28th 2002. M.J.MAILLIS GROUP is announcing its consolidated financial results for the 3rd Quarter of 2002.

- Consolidated Sales of € 226,9 mln versus € 188,7 mln in the 3rd quarter of 2001, corresponding to an **increase of 20,3 %**

- Consolidated Earnings before Interest, Taxes and Depreciation **(E.B.I.T.D.A.)** of € 40,0 mln versus € 32,8 mln in the nine months of 2001, corresponding to an **increase of 22,0 %**

- Consolidated Earnings before Tax **(E.B.T.)** of € 19,8 mln versus € 17,7 mln in the nine months of 2001, leading to an **increase of 12,1%**

M.J.MAILLIS GROUP continues in the same positive direction with significant sales growth and improvement in profitability. The **substantial improvement of operating profits (E.B.I.T.D.A.),** confirms the Group's successful streamlining process.

International markets are still under pressure. Especially in Europe the economic environment further deteriorates as we move towards the end of the year.

M.J.MAILLIS GROUP focusing in the rationalization of the Group companies, enriching its product portfolio and investing in Research and Development continues its growth path and profitability improvement.

Keeping in the right track within these economic conditions, clearly suggests that in the process of normalization of the international markets growth rates of M.J.MAILLIS GROUP will be accelerated.

For more information, please contact our Group' s Investor Relations Department (Mrs. Lina Dede, Investor Relations Officer, tel. +30 210 6285194 or e-mail : lina.dede@maillis.gr)

M. J. MAILLIS SA

P A C K I N G   S Y S T E M S

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2002	30/06/2001
B. PRE OPERATING COSTS		
Acquisition Cost	37.857.196	32.182.169
Less: Depreciation until 30/06/2002	18.018.762	12.448.917
Net Value	19.838.434	19.733.252
C. FIXED ASSETS		
Acquisition Cost	95.226.038	81.590.613
Less: Depreciation until 30/06/2002	38.239.649	28.408.704
Net Value	56.986.389	53.181.909
Participation and other long term acquisitions	125.340.474	65.636.252
Total Fixed Assets	182.326.863	118.818.162
D. CURRENT ASSETS		
Inventories	16.305.742	29.806.518
Receivables	98.296.277	97.379.501
Securities	1.502.745	4.189.198
Cash	13.197.920	57.824.299
Total Current Assets	129.302.684	189.199.516
E. PREPAYMENTS & ACCRUED INCOME	3.578.149	5.282.597
GRAND TOTAL ASSETS	335.046.130	333.033.527

CAPITAL AND LIABILITIES	30/06/2002	30/06/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-- Investent subsidies	7.329.353	8.794.845
Reserves	21.433.039	21.241.147
Own shares in hand	(9.050.506)	0
Retained Profits	68.970	2.142.848
Profit 1/1-30/6/2002	1.701.817	4.795.456
Total Capital & Reserves	221.358.312	235.451.764
B. PROVISIONS FOR RISK	571.481	248.664
C. LIABILITIES		
Long-term Liabilities	89.357.823	49.252.678
Short - term Liabilities	17.388.188	37.290.918
Total Liabilities	106.746.011	86.543.596
D. ACCRUALS & DEFERRED INCOME	6.370.326	10.789.503
GRAND TOTAL CAPITAL AND LIABILITIES	335.046.130	333.033.527

NOTES:

1) Net Fixed Asset investments increased approximately 3.785.000 eur in the period of 1 January to June 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) The Equity participation in affiliated companies amounting approximately 125,1 million eur is stated at cost, as provided for in article 28 par. 5 of Presidential Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately 86,3 million eur.
4) Encumbrances on the company/ s fixed assets as at 30 June, 2002 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company at June, 2002 were 425.
7) The company has made the necessary provisions for accrued expenses and accrued income as at 30 June 2002.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
9) The depreciation charge for the period 1/1-30/6/2002 amounted eur 7.795.217 compared to eur 6.726.547 for the period 1/1-30/6/2001 and is accordingly allocated as follows: eur 4.690.385 to production cost compared to eur 4.055.193, eur 3.090.488 to administration expenses compared to eur 2.663.368 and eur 14.344 to selling expenses compared to eur 7.986.

SUMMARISED FORIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2002

		30/06/2002		30/06/2001
I. OPERATING RESULTS				
Turnover (net sales)		46.325.007		47.013.093
Less: Cost of Sales		35.697.035		37.823.795
Gross margin profit or (loss)		10.627.972		9.189.298
Plus: Other operating income		210.566		314.577
Total		10.838.538		9.503.875
Less: 1. Administrative expenses	5.104.769		3.909.736	
3. Distribution expenses	4.685.386	9.790.155	4.613.546	8.523.282
Subtotal profit or (loss)		1.048.383		980.593
Plus: 3. Profit from sale of bonds	49.731		8.660	
4. Interest & other similar inc.	795.604	845.335	941.163	949.823
Less:				
1. Participation and securities value decline allowances	128.156		0	
2. Expenses and losses from participations and securities	162.538		0	
3. Interest & other similar exp.	1.204.886	(1.495.580)	631.725	(631.725)
Total operating results (profits)		398.138		1.298.690
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.167.787		4.140.553	
2. Prior year profits	2.935		1.350	
3. Income prior period	56.762	2.227.484	16.328	4.158.230
Less:				
1. Extraordinary and non-operating expenses	860.237		587.257	
2. Extraordinary loss	0		2.126	
3. Prior year expenses	63.568	(923.805)	72.080	(661.464)
Total operating & non-operating results		1.701.817		4.795.456
LESS:				
Total depreciation	7.795.217		6.726.547	
Less: Depreciation charged to operation cost	7.795.217	0	6.726.547	0
NET PROFIT BEFORE TAXES		1.701.817		4.795.456

Marousi, 20 August 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

AUDIT REPORT OF CERTIFIED AUDITOR

To the Board of Directors of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in compliance with the audit rules and regulations set by the Greek Association of Chartered Certified Accountants (SOEL) and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2002 to 30 June 2002, do not contain errors or omissions which materially affect the asset structure and the financial position of the company, as well as the operating results included therein. All books and records maintained by the Company have been made available to us and we have been given all the information and explanations, which we have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Company raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 499.960, of which € 477.978 approximately should have been charged to the operating results of the previous years and € 21.982 should have been charged to the operating results of the period ending 30 June 2002. 2. In accordance to article 37, paragraph 3, of tax decree 2874/2000 the company has included € 2.906.947 in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 508.669 have been charged to the operating results of the period ending 31 December 2000, € 581.389 have been charged to the operating results of the period ending 31 December 2001 and € 290.695 have been charged to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the amount of € 2.543.341 would have been expensed in the period ending 31 December 2000 and the amount € 363.606 would have been expensed in the period ending 31 December 2001. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to € 1.853.321), of which € 617.774 have been charged to the operating results of the period ending 31 December 2000, € 617.774 have been charged to the operating results of the period ending 31 December 2001 and € 308.887 to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 4. Among the receivables of the company, delayed receivables amounting to € 505.000 are included. The company has not created any provision for the whole of this amount. In our opinion, the aforementioned Financial Statements are in agreement with the books and records of the company, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the asset structure and the financial position of the company at 30 June 2002 and the results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the company which have been generally accepted and do not differ from those applied in the previous financial year.

Athens, 26 August 2002

Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS

Reg No 12111

M. J. MAILLIS SA

PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2002	30/06/2001
B. PRE OPERATING COSTS		
Acquisition Cost	56.250.366	58.738.778
Less: Depreceiation until 30/06/2002	21.243.312	14.186.675
Net Value	35.007.054	44.552.103
C. FIXED ASSETS		
Acquisition Cost	207.415.626	144.089.390
Less: Depreciation until 30/06/2002	79.192.723	46.843.102
Net Value	128.222.903	97.246.288
Participation and other logn term acquisitions	215.513	214.277
Total Fixed Assets	128.438.416	97.460.565
D. CURRENT ASSETS		
Inventories	66.448.569	73.694.233
Receivables	91.553.388	78.212.869
Securities	2.344.691	7.933.492
Cash	32.826.996	65.752.352
Total Current Assets	193.173.644	225.592.946
E. PREPAYMENTS & ACCRUED INCOME	6.219.299	7.381.886
GRAND TOTAL ASSETS	362.838.413	374.987.500

CAPITAL AND LIABILITIES	30/06/2002	30/06/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	53.142.979	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-Investment subsidies	11.372.210	8.812.431
Reserves	32.276.994	38.105.737
Own shares in hand	(9.050.506)	0
Retained Profits	3.531.109	13.430.075
Exchange differences from translation of subsidiaries	(778.140)	750.322
Profit 30/06/2002	13.650.858	12.513.215
Goodwill on acquisition of subsidiaries	(111.352.969)	(80.112.253)
Minority interests	3.192.897	562.470
Total Capital & Reserves	142.718.092	192.539.465
B. PROVISIONS FOR RISK & EXPENSES	4.062.943	3.962.499
C. LIABILITIES		
Long-term Liabilities	113.574.965	75.093.846
Short-term Liabilities	95.692.391	92.073.217
Total Liabilities	209.267.356	167.167.063
D. ACCRUALS & DEFERRED INCOME	6.790.022	11.318.473
GRAND TOTAL CAPITAL AND LIABILITIES	362.838.413	374.987.500

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company). b) Directly control Companies, STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%). c) Indirectly control Companies PAYNE STRAPPING SYSTEMS LTD (100%), UNITED PACKAGING PLC (100%), SAMUEL STRAPPING SYSTEMS LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%). SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%), SAMUEL CERCLAGE SARL (100%), WULFTEC INTERNATIONAL INC (100%). The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2. Encumbrances on the company/ s fixed assets as at 30 June, 2002 not exist.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 01/01 - 30/06/2002.
4. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5. The number of employees of the group as at 30 June, 2002 was 2.168.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 30 June 2002.
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2001.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2002

		30/06/2002		30/06/2001
I. OPERATING RESULTS				
Turnover (net sales)		147.494.160		126.862.754
Less: Cost of Sales		103.745.710		91.592.491
Gross margin profit		43.748.450		35.270.263
Plus: Other operating income		328.101		1.183.796
Total		44.076.551		36.454.059
Less: 1. Administrative expenses	11.037.980		10.263.277	
3. Distribution expenses	18.524.668	29.562.648	15.439.830	25.703.107
Subtotal profit		14.513.903		10.750.952
Plus: 3. Profit from sale of bonds	49.822		11.258	
4. Interest & other similar inc.	1.419.964	1.469.786	481.729	492.987
Less:				
1. Participation and securities value decline allowances	128.156		0	
2. Expenses and losses from participations and securities	162.538		0	
3. Interest & other similar exp.	4.459.209	(4.749.903)	2.117.932	(2.117.932)
Total operating results (profits)		11.233.786		9.126.007
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	6.258.689		5.438.276	
2. Prior year profits	2.966		1.350	
3. Prior year income	57.033	6.318.688	34.918	5.474.544
Less:				
1. Extraordinary and non-operating expenses	3.596.066		1.046.340	
2. Extraordinary loss	0		829.370	
3. Prior year expenses	116.887	(3.712.953)	88.414	(1.964.124)
Total operating & non-operating results		13.839.521		12.636.427
LESS:				
Total depreciation	12.545.521		8.449.949	
Less: Depreciation charged to operation cost	12.545.521	0	8.326.737	123.212
NET PROFIT BEFORE TAXES		13.839.521		12.513.215
Less: Share of minority interest		188.663		126.627
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		13.650.858		12.386.588

Marousi, 20 August 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT REPORT

To the shareholders of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997,in compliance with the rules and regulations that govern audit procedures set by the Greek association of chartered certified accountants , SOEL , and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1January 2001 to 30 June 2002, do not contain errors or omissions which materially affect the consolidated asset structure and the financial position of the company, as well as the consolidated operating results of the parent company and its subsidiaries that are included in the consolidation. The scope of the audit did not include the subsidiary companies representing 13% of the consolidated assets and 19% of the consolidated turnover. The financial statements of the above subsidiaries have been audited by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows. Unaudited financial statements are included in the consolidation, representing in total 26% and 2% of the consolidated assets and turnover. These subsidiaries are immaterial to the Group figures and have not been audited. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the companies that are included in the consolidation have not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Companies raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 553.784, of which € 526.368 approximately should have been charged to the operating results of the previous years and € 27.416 should have been charged to the operating results of the period ending 30 June 2002. 2. In accordance to article 37, paragraph 3, of tax decree 2874/2000 the parent company has included € 2.906.947 in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 508.669 have been charged to the operating results of the period ending 31 December 2000, € 581.389 have been charged to the operating results of the period ending 31 December 2001 and € 290.695 have been charged to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the amount of € 2.543.341 would have been expensed in the period ending 31 December 2000 and the amount € 363.606 would have been expensed in the period ending 31 December 2001. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the parent company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to € 1.853.321), of which € 617.774 have been charged to the operating results of the period ending 31 December 2000, € 617.774 have been charged to the operating results of the period ending 31 December 2001 and € 308.887 to the operating results of the period ending 30 June 2002. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 4. Among the receivables of the parent company are included delayed receivables amounting to € 505.000. The company has not created any provision for a part or the whole of this amount. In our opinion, the aforementioned consolidated Financial Statements are in agreement with the CL 2190/1920, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the consolidated asset structure and the financial position of the group of companies at 30 June 2002 and the consolidated results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the parent company which are generally accepted and do not differ from those applied in the previous period.

Athens, 26 August 2002
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
REG No 12111

M. J. MAILLIS SA

PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2002	30/09/2001
B. PRE OPERATIONG COSTS		
Acquisition Cost	60.671.578	63.059.245
Less: Depreciation until 30/09/2002	23.189.444	15.833.026
Net Value	37.482.134	47.226.219
C. FIXED ASSETS		
Acquisition Cost	208.587.168	164.092.150
Less: Depreciation until 30/09/2002	89.488.428	52.645.289
Net Value	119.098.740	111.446.861
Participation and other long term acquisitions	215.513	214.277
Total Fixed Assets	119.314.253	111.661.138
D. CURRENT ASSETS		
Inventories	73.862.721	72.967.228
Receivables	85.763.304	82.200.916
Securities	2.869.920	7.357.770
Cash	22.416.808	66.994.657
Total Current Assets	184.912.753	229.520.571
E. PREPAYMENTS & ACCRUED INCOME	8.432.775	7.567.611
GRAND TOTAL ASSETS	350.141.915	395.975.538

CAPITAL AND LIABILITIES	30/09/2002	30/09/2001
A. CAPITAL & RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of revaluation-Investment subsidies	10.703.544	11.748.751
Reserves	32.303.434	36.295.933
Same Shares	(9.745.396)	----
Retained Profits	3.531.109	13.430.075
Exchange differences from translation of subsidiaries	(1.572.131)	689.907
Profit 1/1-30/9/2002	19.537.430	17.710.646
Goodwill on acquisition of subsidiaries	(117.464.693)	(87.000.368)
Minority interests	4.523.480	619.831
Total Capital & Reserves	141.692.416	191.972.243
B. PROVISIONS FOR RISK & EXPENSES	2.656.252	3.884.782
C. LIABILITIES		
Long-Term Liabilities	110.160.644	84.678.988
Short-Term Liabilities	92.285.497	107.788.614
Total Liabilities	202.446.141	192.467.602
D. ACCRUALS & DEFERRED INCOME	3.347.106	7.650.911
GRAND TOTAL CAPITAL AND LIABILITIES	350.141.915	395.975.538

NOTES:

1) The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company), b) Directly control Companies STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%). c) Indirectly control CompaniesUNITED PACKAGING PLC (100%), M. J. MAILLIS UK LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%). SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), SIAT BENELUX (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%), SAMUEL CERCLAGE SARL (100%), WULFTEC INTERNATIONAL INC (100%). The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2) Encumbrances on the company' s fixed assets as at 30 September, 2002 not exist.
3) The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 01/01 - 30/09/2002.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the group as at 30 September, 2002 was 2.144.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 30 September 2002.
7) The group consistently followed the fundamental accounting principles used in the financial statements for the 2001 year.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2002

	01/01/2002-30/09/2002		01/01/2001-30/09/2001	
I. OPERATING RESULTS				
Turnover (net sales)		226.963.878		188.691.041
Less: Cost of Sales		159.813.254		137.283.090
Gross margin profit		67.150.624		51.407.951
Plus: Other operating income		617.096		1.735.514
Total		67.767.720		53.143.464
Less: 1. Administrtive expenses	17.930.146		13.805.998	
3. Distribution expenses	28.597.449	46.527.595	21.696.204	35.502.202
Subtotal profit		21.240.125		17.641.263
Plus: 2. Profit from sale of bonds	73.301		24.253	
4. Interest & other similar inc.	2.199.462	2.272.763	602.659	626.912
Less:				
1. Participation and securities value decline allowances	192.234		---	
2. Loss from sale of bonds	243.807		381.501	
3. Interest & other similar exp.	6.416.005	(6.852.046)	4.654.195	(5.035.696)
Total operating results (profits)		16.660.842		13.232.479
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operating income	9.290.525		7.067.594	
2. Extraordinary profits	3.435		4.285	
3. Prior year profits	58.035	9.351.995	34.918	7.106.797
Less:				
1. Extraordinary and non-operating expenses	5.982.031		1.810.165	
2. Extraordinary loss	815		694.063	
3. Prior year expenses	174.845	(6.157.691)	90.016	(2.594.244)
Total operating & non-operating results		19.855.146		17.745.032
LESS:				
Total depreciation	18.789.831		15.174.692	
Less: Depreciation charged to operation cost	18.789.831	----	15.140.306	(34.386)
NET PROFIT BEFORE TAXES		**19.855.146**		**17.710.646**
LESS:				
Share of minority interest		317.716		329.671
NET PROFIT BEFORE TAXES & after Minority Interests		**19.537.430**		**17.380.975**

Marousi, 20 November 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

M. J. MAILLIS SA

PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2002 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2002	30/09/2001
B. PRE OPERATING COSTS		
Acquisition Cost	38.079.898	32.368.465
Less: Depreciation until 30/09/2002	19.483.298	13.861.665
Net Value	18.596.600	18.506.800
C. FIXED ASSETS		
Acquisition Cost	94.722.695	84.766.928
Less: Depreciation until 30/09/2002	40.675.529	30.657.846
Net Value	54.047.166	54.109.082
Participation and other long term acquisition	141.867.268	71.921.252
Total Fixed Assets	195.914.434	126.030.334
D. CURRENT ASSETS		
Inventories	21.446.125	27.573.466
Receivables	83.952.263	96.856.171
Securities	1.502.745	6.498.000
Cash	6.071.844	58.927.427
Total Current Assets	112.972.977	189.855.063
E. PREPAYMENTS & ACCRUED INCOME	5.821.836	5.752.798
GRAND TOTAL ASSETS	333.305.847	340.144.995

CAPITAL AND LIABILITIES	30/09/2002	30/09/2001
A. CAPITAL AND RESERVES		
Share Capital (72.433.880 sh. X 0,76 euro)	55.049.749	53.142.979
Share premium reserve	144.825.890	145.334.489
Differences of valuation- Investment subsidies	6.784.378	11.731.166
Reserves	21.433.039	21.241.147
Same Shares	(9.745.396)	0
Retained Profits	68.970	2.142.848
Profit 1/1-30/9/2002	2.115.156	4.473.653
Total Capital & Reserves	220.531.786	238.066.282
B. PROVISIONS FOR RISK & EXPENSES	571.481	248.664
C. LIABILITIES		
Long-Term Liabilities	89.357.823	49.252.678
Short-Term Liabilities	19.691.672	43.952.277
Total Liabilities	109.049.495	93.204.955
D. ACCRUALS & DEFERRED INCOME	3.153.085	8.625.094
GRAND TOTAL CAPITAL AND LIABILITIES	333.305.847	340.144.995

NOTES:
1) Net Fixed Asset investments increased approximately 3.785.000 eur in the period of 1 January to September 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) Encumbrances on the company' s fixed assets as at 30 September, 2002 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company at 30 September, 2002 were 421.
6) The company has made the necessary provisions for accrued expenses and accrued income as at 30 September 2002.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
8) The depreciation charge for the period 1/1-30/9/2002 amounted eur 11.703.607 compared to eur 9.480.558 for the period 1/1-30/9/2001 and is accordingly allocated as follows: eur 7.047.849 to production cost compared to eur 6.300.923, eur 4.634.671 to administration expenses compared to eur 3.167.656 and eur 21.087 to selling expenses compared to eur 11.979.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2002

	01/01/2002-30/09/2002		01/01/2001-30/09/2001	
I. OPERATING RESULTS				
Turnover (net sales)		70.651.858		68.528.134
Less: Cost of Sales		54.601.505		55.508.605
Gross margin profit		16.050.353		13.019.529
Plus: Other operating income		210.567		401.917
Total		16.260.920		13.421.446
Less: 1. Administrative expenses	7.540.074		5.304.635	
3. Distribution expenses	7.242.990	14.783.064	6.635.491	11.940.126
Subtotal profit		1.477.856		1.481.320
Plus: 3. Profit from sale of bonds	73.210		21.655	
4. Interest & other similar inc.	1.487.966	1.561.176	1.300.363	1.322.018
Less:				
1. Participation and securities value decline allowances	192.234		0	
2. Loss from sale of bonds	243.807		381.501	
3. Interest & other similar exp.	2.079.470	(2.515.511)	1.630.971	(2.012.472)
Total operating results (profits)		523.521		790.866
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operating income	3.046.839		5.110.787	
2. Extraordinary gains	2.935		4.285	
3. Prior year profits	56.762	3.106.535	16.328	5.131.400
Less:				
1. Extraordinary and non-operating expenses	1.414.261		1.370.673	
2. Extraordinary loss	815		4.905	
3. Prior year expenses	99.824	(1.514.900)	73.035	(1.448.613)
Total operating & non-operating results		2.115.156		4.473.653
LESS:				
Total depreciation	11.703.607		9.480.558	
Less: Depreciation charged to operation cost	11.703.607	0	9.480.558	0
NET PROFIT BEFORE TAXES		2.115.156		4.473.653

Marousi, 20 November 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

KRONOS S.A.

MICHAEL J. MAILLIS PACKING SYSTEMS S.A.

ANNUAL ORDINARY GENERAL SHAREHOLDERS MEETING OF 06-06-2002

Messieurs Shareholders of the Company met today, 6th June 2002, Thursday and at 17.00 pm, in the Annual Ordinary General Meeting, at the ATHENS PLAZA Hotel (PACIFIC Hall), at the Constitution Square in Athens (former hotel MERIDIEN) after an invitation of the Board of Directors of 8th May 2001, which was published in time in the following newspapers:

KATHIMERINI Issue of 11-05-2002
EXPRESS Issue of 11-05-2002
AMARYSIA Issue of 11-05-2002

Also the invitation was published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, and was submitted in time at the Ministry of Development and was posted at a conspicuous place of the offices of the company 10 full days before the General Meeting.

It is noted that for the convening of the Meeting away from the registered offices of the company, the permission of the competent Directorate of the Ministry of Development had been taken in advance, with number of registration K2-5432/25.04.2002.

Forty eight (48) hours before the meeting the table of those Shareholders who have the right to be present and vote in this General Meeting was drawn up by the Board of Directors and was posted at a conspicuous place of the offices of the Company, with an indication of the number of the shareholders, the votes, their representatives and their addresses and is as follows:

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	MICHAEL J. MAILLIS 38, Pesmatzoglou str. – Kifissia	19,002,153	-----------------
2	HORQUETA HOLDINGS Ltd 17 Dame Str. Dublin 2 Republic of Ireland	21,058,024	Mr. Georgios Tsatiris
3	MICHAEL J. MAILLIS- PACKING SYSTEMS S.A. 32 Kifissias Av., 151 25 Maroussi, Greece	1.590.740	Mr. Anastasios Petroutsas
4	INTERAMERICAN DEVELOPING COMPANIES DOMESTIC MUTUAL FUND Kifissias Av., 117 & Ag. Konstantinou 59-61, Maroussi	700.000	Mr. Mavrogiannakis Georgios
5	INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND Kifissias Av., 117 & Ag. Konstantinou 59-61, Maroussi	700.000	Mr. Mavrogiannakis Georgios
6	PROBANK HELLAS DOMESTIC MUTUAL FUND Amerikis 10, Athens	9.000	Mr. Zafiris Dimitrios
7	GNA-GP90 STATE OF MINNESOTA Karagiorgi Servias 6, Constitution Square, Athens	7.574	Mr. Malevitis Dimitrios

8	LNK-HKGY NATIONAL WESTMINISTER LIFE ASSURANCE LIMITED Karagiorgi Servias 6, Constitution Square, Athens	21.875	Mr. Malevitis Dimitrios
9	IAI-K1AI STATE STREET EAFE INDEX PORTFOLIO Karagiorgi Servias 6, Constitution Square, Athens	220	Mr. Malevitis Dimitrios
10	GNA - QP77 THE REGENTS OF THE UNIVERSITY OF CALIFORNIA Karagiorgi Servias 6, Constitution Square, Athens	13.040	Mr. Malevitis Dimitrios
11	AUS-Q464 SSGA EUROPE EQUITIES TRUST Karagiorgi Servias 6, Constitution Square, Athens	3.060	Mr. Malevitis Dimitrios
12	AUS-Q5AP POSTAL LIFE INSURANCE WELFARE CORPORATION Karagiorgi Servias 6, Constitution Square, Athens	940	Mr. Malevitis Dimitrios
13	AUS-Q5HG WESTPAC INTERNATIONAL SHARE INDEX TRUST Karagiorgi Servias 6, Constitution Square, Athens	2.380	Mr. Malevitis Dimitrios
14	GNA-SB4B SSGA WORLD FUNDS Karagiorgi Servias 6, Constitution Square, Athens	4.770	Mr. Malevitis Dimitrios
15	GNA-SC6Z STATE OF CONNECTICUT RETIRMENT PLANS & TRUST FUNDS Karagiorgi Servias 6, Constitution Square, Athens	9.100	Mr. Malevitis Dimitrios
16	GNA-9D46 GOVERNMENT OF THE PROVINCE OF ALBERTA Karagiorgi Servias 6, Constitution Square, Athens	2.727	Mr. Malevitis Dimitrios
17	LUX-SKI2 SELECT INDEX SERIES EUROPE EQUITY FUND Karagiorgi Servias 6, Constitution Square, Athens	1.570	Mr. Malevitis Dimitrios
18	GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIRMENT SYSTEM Karagiorgi Servias 6, Constitution Square, Athens	56.480	Mr. Malevitis Dimitrios
19	GNA-TC39 CALIFORNIA STATE TEACHERS RETIRMENT SYSTEM Karagiorgi Servias 6, Constitution Square, Athens	27.230	Mr. Malevitis Dimitrios
20	GNA -UKP5 BELISOUTH CORPORATION MASTER PENSION TRUST Karagiorgi Servias 6, Constitution Square, Athens	3.360	Mr. Malevitis Dimitrios
21	GNA-ZVGD STATE STREET BANK BANK AND TRUST FUNDS FOR EMPLOYEES TRUSTS Karagiorgi Servias 6, Constitution Square, Athens	8.550	Mr. Malevitis Dimitrios
22	GNA-ZVGE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST Karagiorgi Servias 6, Constitution Square, Athens	72.982	Mr. Malevitis Dimitrios
23	GNA – ZVM2 STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST Karagiorgi Servias 6, Constitution Square, Athens	6.723	Mr. Malevitis Dimitrios
24	GNA-ZVOE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEES TRUSTS Karagiorgi Servias 6, Constitution Square, Athens	7.220	
25	GNA ZV3E STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS Karagiorgi Servias 6, Constitution Square, Athens	12.098	Mr. Malevitis Dimitrios

26	GNA-4056 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT Karagiorgi Servias 6, Constitution Square, Athens	216	Mr. Malevitis Dimitrios
27	GNA-4074 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT Karagiorgi Servias 6, Constitution Square, Athens	3.024	Mr. Malevitis Dimitrios
28	56Z5 GLOBAL ADVISORS UK LTD CONTINENTAL EUROPE UNAUTHORISED UNIT TRUST C/O STATE STR.BANK NQ Karagiorgi Servias 6, Constitution Square, Athens	4.200	Mr. Malevitis Dimitrios
29	GNA-57XA IBM TAX DEFERRED SAVINGS PLAN Karagiorgi Servias 6, Constitution Square, Athens	3.695	Mr. Malevitis Dimitrios
30	AUS-7FE1 GOVERNMENT PENSION INVESTMENT FUND Karagiorgi Servias 6, Constitution Square, Athens	13.120	Mr. Malevitis Dimitrios
31	AUS-7FOP UFJ TRUST BANK LIMITED AS TRUSTEE FOR HITACHI FOREING EQUITY INDEX OPEN MOTHER FUND Karagiorgi Servias 6, Constitution Square, Athens	560	Mr. Malevitis Dimitrios
32	AUS-7FOX PENSION FUND ASSOCIATION FOR LOCAL ERMENT OFFICIALS Karagiorgi Servias 6, Constitution Square, Athens	1.400	Mr. Malevitis Dimitrios
33	CF4-BCF4 ONE GROUP DIVERSIFIED INTERNATIONAL FUND Karagiorgi Servias 6, Constitution Square, Athens	19.000	Mr. Malevitis Dimitrios
34	GNA-TC4U CALIFORNIA STATE TEACHERS RETIRMENT SYSTEM Karagiorgi Servias 6, Constitution Square, Athens	17.980	Mr. Malevitis Dimitrios
35	CYPROU HELLENIC DOMESTIC MUTUAL FUND - CYPROU AEDAK Stadiou 40, Athens	18.000	Mr. Stavrinoudakis Charalampos
36	CYPROU HELLENIC DYNAMIC DOMESTIC MUTUAL FUND Stadiou 40, Athens	2.000	Mr. Stavrinoudakis Charalampos
37	CYPROU HELLENIC MIKTO DOMESTIC MUTUAL FUND Stadiou 40, Athens	500	Mr. Stavrinoudakis Charalampos
38	BBC PENSION TRUST LTD Mesogiou Ave. 109-111, Athens	6.400	Mr. Pteroudis Evagelos
39	AQUILA LIFE EURO EQTY INDX FUND Mesogiou Ave. 109-111, Athens	52.040	Mr. Pteroudis Evagelos
40	AQUILA EURO EQUITY INDEX FUND Mesogiou Ave. 109-111, Athens	7.770	Mr. Pteroudis Evagelos
41	AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND, Mesogiou Ave. 109-111, Athens	6.790	Mr. Pteroudis Evagelos
42	ML ENHANCED INTERNATIONAL INDEX Mesogiou Ave. 109-111, Athens	1.788	Mr. Pteroudis Evagelos
43	BARCLAYS GLOBAL INVESTORS N.A. TRUSTEE Mesogiou Ave. 109-111, Athens	17.100	Mr. Pteroudis Evagelos
44	HERMES LIBERTY INTERNALIONAL PENSIONS Mesogiou Ave. 109-111, Athens	3.600	Mr. Pteroudis Evagelos
45	THE TRUSTEES OF BT PENSION SCHEME Mesogiou Ave. 109-111, Athens	29.692	Mr. Pteroudis Evagelos
46	NCB FBO/PERF – STATE STREET Mesogiou Ave. 109-111, Athens	866	Mr. Pteroudis Evagelos

47	POST OFFICE PENSION TRUSTEES LIMITED AS TRUSTEE OF THE POST OFFICE PENSION PLAN Mesogiou Ave. 109-111, Athens	6.721	Mr. Pteroudis Evagelos
48	EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND Stadiou 10, Athens	285.000	Mr. Stavrinoudakis Charalampos
49	EUROBANK GENESIS DOMESTIC MUTUAL FUND Stadiou 10, Athens	120.000	Mr. Stavrinoudakis Charalampos
50	ERGASIAS INVESTMENTS S.A. Panepistimiou 13, Athens	300.000	Mrs Koulocheri Efrosini
51	PEIRAIUS INVESTMENTS AEEX , Korai 3, Athens	59.000	Mr Letsios Ioannis
52	LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM Sygrou Ave 54, Athens	3.200	Mrs Thanou Maria
53	SARRIS IOANNIS, Meg. Vassiliou 16, Athens	100	
54	ASVESTIS EFSTATHIOS Ag..Gerasimou 4, Glyfada	28.500	-
55	ASVESTIS CHARALAMPOS Ag..Gerasimou 4, Glyfada	1.500	Mrs Asvesti Helen
56	ALPHA ATHENS INDEX DOMESTIC FUND – ALPHA AEDAK Stadiou 40, Athens	40.000	Mr Tavlaridis Alexandros
57	ALPHA MUTUAL DOMESTIC FUND - ALPHA AEDAK Stadiou 40, Athens	1.250.000	Mr Tavlaridis Alexandros
58	ALPHA EPENDITIKO MIKTO MUTUAL DOMESTIC FUND - ALPHA AEDAK Stadiou 40, Athens	15.000	Mr Tavlaridis Alexandros
59	ALPHA MIKTO MUTUAL DOMESTIC FUND - ALPHA AEDAK Stadiou 40, Athens	90.000	Mr Tavlaridis Alexandros
60	ALPHA BLUE CHIPS MUTUAL DOMESTIC FUND – ALPHA AEDAK Stadiou 40, Athens	1.280.000	Mr Tavlaridis Alexandros
61	ALPHA PORTFOLIO INVESTMENT COMPANY Stadiou 40, Athens	130.000	Mr Tavlaridis Alexandros
	TOTAL OF TIMELY MADE BLOCKINGS FOR THE GENERAL MEETING	**47.140.578**	65,08 %
	TOTAL OF SHARES	**72.433.880**	100 %

At the beginning of the meeting the President of the Board of directors, Mr. Michael J. Maillis, undertakes the duties of provisional Chairman, according to article 20 of the Articles of Association, who assigns as provisional secretary-scrutineer Mr. Charalambos Stavrinoudakis.

The Chairman announces the opening of the meeting and reads the drawn up table of those Shareholders who have the right to be present in the Ordinary General Meeting

and their representatives. All the above mentioned shareholders representing the shares specified next to each one, were found to be present except those next to the numbers 51 & 53.

After checking the legalization documents it was ascertained that all of the procedures in regards to the convocation and the legal formation of this Ordinary General Meeting have been kept, as provided by the law and the Articles of Incorporation. No objection has been raised against the validity of this table, which was then certified by the General Meeting which being in quorum, given that shareholders who represent **47.081.478** shares over a total of 72.433.880 company shares are present or are represented in it, which represent a percentage of **64,99 %.**

The General Meeting again unanimously selected as its final Chairman Mr. Michael J. Maillis and as a Secretary and Scrutineer Mr. Charalambos Stavrinoudakis and permitted the participation in this annual Ordinary General Meeting of both the aforementioned shareholders who are present as well as the shareholders below, who presented overdue, up until today, blocking certificates of their shares as well as their legalization documents:

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	PROODOS HELLENIC EPENDISIS S.A. Stadiou 10, Athens	100.000	Mr Panagiotakis Aristotelis
2	DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND Stadiou 33, Athens	1.200.000	Mr Gounelas Ilias
3	DILOS SMALL-CAP DOMESTIC MUTUAL FUND, Stadiou 33, Athens	400.000	Mr Gounelas Ilias
4	AUS-7FDN THE MUTUAL AID ASSOCIATION OF PREFECTURAL GOVERNMENT PERSONEL Karagiorgi Servias 6, Athens	526	Mr Malevitis Dimitrios
5	GNA-ZVGI GREECE MSCI EMERGING MARKETS INDEX COMMONTRUST FUND C/O STATE STREET BANK AND TRUST CO N.Q. Karagiorgi Servias 6, Athens	49.068	Mr Malevitis Dimitrios
6	NATIONALE NEDERLANDEN DYNAMIC COMPANIES DOMESTIC MUTUAL FUND, Sygrou Ave 196, Kalithea	100.000	Mr Koufopoulos George
7	ECONIMIDIS NIKOLAOS E.Rostan 10, Thessaloniki	5.500	-
8	NATIONAL PORTFOLIO INVESTMENT COMPANY Amalias Ave 12-14 105 57, Athens	300.000	Mrs Pasxaligou Christina
9	GIMOUXOPOULOS KONSTANTINOS Konstantinoupoleos 55 171 21, N.Smirni	192	-
	TOTAL IN DUE TIME BLOCKINGS FOR THE GENERAL MEETING	**2.155.286**	2,98 %
	TOTAL OF SHARES	**72.433.880**	100%

It is noted that with the participation of the aforementioned shareholders the total of the shares, which are present or are represented in this General Meeting and their corresponding votes amounts to **49.236.764** over a total of 72,433,880 shares and votes, which correspond to a percentage of **67.97%.**

Then the invitation, which was published and distributed, to the Shareholders was read and the discussion upon the items of the Agenda begins:

1ST ISSUE

SUBMISSION AND APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS (BALANCE SHEET, PROFIT AND LOSS ACCOUNT, APPROPRIATION ACCOUNT AND NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2001 (1-1-2001 – 31-12-2001)

The Balance Sheet of 31-12-2001, the Profit and Loss Account 1/1-31/12/2001 and the Appropriation Account were submitted to the General Meeting, as they have been entered in the Inventory and Balance Sheet Book of the Company, were approved by the Board of Directors of the Company at its meeting of 26/2/2002 and have been registered in its record number 487-A of same date. These financial statements:

a) Have been audited by the Certified Auditor, Mr. Constantinos Kotsilinis, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".
b) Have been submitted to the Ministry of Development on 15/5/2002 (number of register K2-6190-/15.5.2002) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI	Issue 28/2/2002
2. EXPRESS	Issue 28/2/2002
3. AMARYSIA	Issue 28/2/2002

Then the Notes of the Financial Statements and the Board of Directors Report, as they were approved by it at its meeting of 26/2/2002 and have been registered in the aforementioned record number 487A of the Board of Directors with same date. The Appendix has also been certified by the Certified Auditor Mr. Constantinos Kotsilinis.

Then, the Certified Auditor's, Mr. Constantinos Kotsilinis, report was read, which is as follows:

" To the Shareholders of Societè Anonyme:
"MICHAEL MAILLIS S.A. – PACKING SYSTEMS"

We have audited the above Financial Statements as well as the Notes of Financial Statements of the Societè Anonyme under the trade name: "MICHAEL MAILLIS S.A. – PACKING SYSTEMS" for the accounting period which ended on 31st of December 2001. The audit, during which we had access to the full financial assessment reports on the operation of all the company's branches, has been conducted in accordance with the provisions of article 37 of C.L. 2190 / 1920 "About Societès Anonymes", and

the procedures we considered to be most appropriate, also following the general principles officially accepted by the Greek Agency of Auditors and Accountants.

We have had in our disposal the company's accounts books and received all the information and explanations we requested. The company has properly applied the Greek General Accounting Plan. There has been no change to the inventory recording method, compared to the one used in the previous accounting period and the cost of production, as it appears in the accounting books, was estimated in compliance with the official principles of cost estimation. We have examined and confirmed that the context of the Administration Report submitted by the company's Board of Directors to the Ordinary General Shareholders' Meeting, fully agrees with the information reported on the financial statements. The Notes of the Financial Statements contain all the information required by article 43a par. 1 of C.L. 2190 / 1920. Our audit produced the following results:

1. *The company has not made a provision for the compensation of employees who have retired, following the official opinion n. 205 / 1988 of the Plenum of the Administration's Legal Consultants, for the reason that none of the employees would be entitled to receive compensation for retirement until the end of the following accounting period. Had the company made such a provision for retirement compensations for all its employees, in accordance with article 42e of C.L. 2190 / 1920, the amount of compensation paid to all employees leaving the company after retirement would equal the amount of approximately 162,871,000 DRS. Part of this amount, approximately equal to 128,204,000 DRS, ought to have reduced the results of the previous accounting periods while the amount of 34,667,000 DRS ought to have been reported in the Total Operating Results of the accounting period that ended on December 31st, 2001.*

2. *The company has included in the B-4 account "Other Formation Expenses" the amount of 990,542,000 DRS (2,906,947 €) which relates to capitalized losses from the sale and evaluation of securities listed in the Athens Stock Exchange. Part of the above amount, approximately equal to 173,328,000 DRS (508,669 €) reduced the results of the accounting period which ended on December 31st, 2000 while the amount of approximately 198,108,000 DRS (581,389 €) reduced the results of the accounting period which ended on December 31st, 2001. Had the company complied with the provisions of C.L. 2190/1920 the results of the accounting period which ended on December 31st, 2000 would have been reduced by the amount of approximately 693,315,000 DRS (2,034,674 €) while the results of the accounting period which ended on December 31st, 2001 would have been reduced by the amount of approximately 99,118,000 DRS (290,884 €).*

3. *The company has included in the E-1 account "Deferred Charges" – in application to circular n. 1112072 / 11332 / 1294 / 8 – 12 – 2000 - debit exchange balances from the full repayment of liabilities created from transactions which occurred until 31 – 12 – 2000, reaching the amount of approximately DRS 631,519,00 (1,853,321 €). Part of the above amount, approximately equal to DRS 210,506,000 (617,774 €) reduced the results of the accounting period which ended on 31 – 12 – 2000 while the amount of approximately 210,506,000 DRS (617,774 €) reduced the final results of the accounting period which ended on 31 – 12 – 2001. Had the company complied with the provisions of C.L. 2190/1920 the*

results of the accounting period which ended on 31 – 12 – 2000 would have been reduced by the total above amount .

In our opinion, the above financial statements based on the company's accounts books and financial data, as well as the Appendix, reflect the financial structure and position of the company on the 31st of December 2001, and also the results of the accounting period that ended on the above date; However , our comments mentioned above as well as the company's notes should be carefully considered. We further certify that the above financial statements abide by the current legislation and the accounting principles and methods that are generally accepted and have been applied by the company in the previous fiscal year as well.

Athens, 27th of February 2002
The Certified Auditor
KONSTANTINOS KOTSILINIS
License Registration Number: 12711"

Latter on the President and Managing Director, Mr. Michael Maillis, spoke and after making a brief review of the actions taken throughout the fiscal year under judgment, he talked over the position of the company today and its future perspectives.

After that the General Meeting unanimously approved the aforementioned Balance Sheet of 31.12.2001 and the Profit and Loss Account 1/1-31/12/2001, as well as the Appropriation Account, as specified in the aforementioned table which was approved by the Board of Directors by its Record, number 487A/26.02.2002.

Specifically, the General Meeting **decided to distribute a dividend of 0,08 EURO per share** and authorized the Board of Director to take all the necessary actions for the payment of such dividend within the deadlines and according to the conditions specified by the law.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

2ND ISSUE

SUBMISSION AND APPROVAL OF THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED BALANCE SHEET, CONSOLIDATED PROFIT AND LOSS ACCOUNT, CONSOLIDATED APPROPRIATION ACCOUNT AND CONSOLIDATED NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE CONSOLIDATED MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2001 (1-1-2001 – 31-12-2001)

The Consolidated Balance Sheet of 31-12-2001 of the company MICHAEL J. MAILLIS S.A. – PACKAGING SYSTEMS and the affiliated companies STRAPTECH S.A. – PACKAGING SYSTEMS AND MATERIALS, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA SA, HELERO BV, MARFLEX

M.J.MAILLIS GROUP SpZOO, M.J.MAILLIS FRANCE SAS, M.J.MAILLIS ESPANA S.A., ROCALU S.A., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, DANUBIA PACK M.J.MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, OY ASTRAP AB, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, PAYNE STRAPPING SYSTEMS LTD, UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEMS LTD, CERBERE SOVAREC S.A., CERBERE AGRAFVIT SA, SIAT SPA, ARTE SRL, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, CONTIPAK GMBH & CO KG, NYDENS FORPACKINGS AB, MAILLIS SANDER GMBH, SANDER GMBH & CO KG και SANDER NV.

The Consolidated Profit and Loss Account 1/1-31/12/2001 and the Consolidate Notes of Financial Statements were submitted to the General Meeting, as they were approved by the Board of Directors of the Company at its meeting of 26/2/2002 and have been registered in its record number 487B of same date. These financial - statements:

c) Have been audited by the Certified Auditor, Mr. Constantinos Kotsilinis, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".
d) Have been submitted to the Ministry of Development on 15/5/2002 (number of register K2-6190/15.5.2002) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI	Issue 28/2/2002
2. EXPRESS	Issue 28/2/2002
3. AMARYSIA	Issue 28/2/2002

Then the Consolidated Notes of Financial Statements and the Board of Directors report, as they were approved by it at its meeting of 26/2/2006 and have been registered in the aforementioned record number 487-B of the Board of Directors with same date. The Consolidated Appendix has also been certified by the Certified Auditor Mr. Constantinos Kotsilinis.

Then, the report of the Certified Auditor Mr. Constantinos Kotsilinis was read, which is as follows:

To the Shareholders of Societè Anonyme:
"MICHAEL MAILLIS S.A. – PACKING SYSTEMS"

We have audited, in pursuance of article 108 of C.L. 2190 / 1920, the Consolidated Balance Sheet, the Consolidated Profit and Loss account and the related Notes of the Consolidated Financial Statements of the Societè Anonyme under the trade name: "MICHAEL MAILLIS S.A.. – PACKING SYSTEMS" and its subsidiaries for the accounting period which ended on 31st of December 2001. We have followed the procedures we considered to be most appropriate to serve the purpose of our audit, which abide by the general principles officially accepted by the Greek Agency of Certified Auditors and Accountants and we have further examined and confirmed that the context of the Administration Report submitted by the company's Board of Directors to the Ordinary General Shareholders' Meeting, fully agrees with the

information reported on the financial statements. We have not audited the financial statements of subsidiaries representing 29 % and 12 % of the consolidated total assets and total turnover. These statements have been audited in their major part by other acknowledged Auditors, and we have based our present opinion on their audit report, to the extent that it relates to the consolidated accounts of the above companies.

Our audit produced the following results:

1. *The companies included in the consolidation have not made a provision for the compensation of employees who have retired, following the official opinion n. 205/1988 of the Plenum of the Administration's Legal Consultants, for the reason that none of the employees would be entitled to receive compensation for retirement until the end of the following accounting period. Had the company made such a provision for retirement compensations for all its employees, in accordance with article 42e of C.L. 2190/1920, the amount of compensation paid to all employees leaving the company after retirement would equal the amount of approximately 179,360,000 DRS (526,368 €). Part of this amount, approximately equal to 141,119,000 DRS (414,142 €), ought to have reduced the results of the previous accounting periods while the amount of 35,241,000 DRS (103,422 €) ought to have been reported in the Total Operating Results of the accounting period that ended on December 31st, 2001.*

2. *The company "MICHAEL MAILLIS S.A.– PACKING SYSTEMS" has included in the B-4 account "Other Formation Expenses" the amount of 990,542,000 DRS (2,906,947 €) which relates to capitalized losses from the sale and evaluation of securities listed in the Athens Stock Exchange. Part of the above amount, approximately equal to 173,328,000 DRS (508,669 €) reduced the results of the accounting period which ended on December 31st 2000 while the amount of approximately 198,108,000 DRS (581,389 €) reduced the results of the accounting period which ended on December 31st 2001. Had the company complied with the provisions of C.L. 2190/1920 the results of the accounting period which ended on December 31st 2000 would have been reduced by the amount of approximately 693,315,000 DRS (2,034,674 €) while the results of the accounting period which ended on December 31st 2001 would have been reduced by the amount of approximately 99,118,000 DRS (290,884 €).*

3. *The company has included in the E-1 account "Deferred Charges" - in application to circular n. 1112072 / 11332 / 1294 / 8 – 12 – 2000 - debit exchange balances from the full repayment of liabilities created from transactions which occurred until December 31st 2000, reaching the amount of approximately 631,519,000 DRS (1,853,321 €). Part of the above amount, approximately equal to 210,506,000 DRS (617,774 €) reduced the results of the accounting period which ended on December 31st 2000 while the amount of approximately 210,506,000 DRS (617,774 €) reduced the final results of the accounting period which ended on December 31st 2001. Had the company complied with the provisions of C.L. 2190/1920 the results of the accounting period, which ended on December 31st 2000, would have been reduced by the total above amount.*

In our opinion, the above consolidated financial statements as well as the Notes of the consolidated financial statements, have been drawn up in accordance with the provisions of C.L. 2190 / 1920 and they reflect the financial structure and position,

and also the results of the accounting period that ended on the above date; of all the companies included in the consolidation of the December31st 2001. However, our comments mentioned above as well as the company's notes should be carefully considered. We further certify that the above financial statements abide by the current legislation and the accounting principles and methods applied by the mother company which are generally accepted and have been applied by the company in the previous fiscal year as well.

Athens, 27th of February 2002
The Certified Auditor
KONSTANTINOS KOTSILINIS
License Registration Number: 12711

After that the General Meeting unanimously approved the aforementioned Consolidated Balance Sheet of 31.12.2001 and the Consolidated Profit and Loss Account 1/1-31/12/2001, which was approved by the Board of Directors by its Record, number 487-B /26.02.2002.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholder Company BARCLAYS GLOBAL INVESTORS N.A. TRUSTEE, holding 17,000 shares and respective votes, abstained from the voting procedure.

3RD ISSUE

RELEASE OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CERTIFIED AUDITOR-ACCOUNTANT FROM ANY RESPONSIBILITY OF COMPENSATION IN REGARDS TO THE BALANCE SHEET, THE FISCAL YEAR RESULTS AND THE MANAGEMENT OF THE COMPANY, AS WELL AS THE CONSOLIDATED FISCAL YEAR RESULTS - BALANCE SHEET AND MANAGEMENT OF FISCAL YEAR 2001 (1.1. - 31.12.2001)

The General Meeting, after calling each one of the shareholders who are present by their name and particularly Mr. MICHAEL J. MAILLIS with 19,002,153 votes, the company HORQUETA HOLDING Ltd with 21,058,024 votes, represented by Mr. Georgios Tsatiris, the company INTERAMERICAN DEVELOPING COMPANIES DOMESTIC MUTUAL FUND with 700.000 votes and the company INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND with 700.000 votes, both represented by Mr. Mavrigiannakis George,

with 9.000 voting rights of PROBANK HELLAS DOMESTIC MUTUAL FUND represented by Mr. Zafiris Dimitriios, with 7.574 voting rights of GNA-GP90 STATE OF MINNESOTA, with 21.875 voting rights of LNK-HKGY NATIONAL WESTMINISTER LIFE ASSURANCE LIMITED, with 220 voting rights of 1A1-K1A1 STATE STREET EAFE INDEX PORTFOLIO, with 13.040 voting rights of GNA - QP77 THE *REGENTS OF THE UNIVERSITY OF CALIFORNIA, with 3.060 voting rights of AUS-Q464 SSGA EUROPE EQUITIES TRUST, with 940 voting rights of AUS-Q5AP POSTAL LIFE INSURANCE WELFARE CORPORATION, with 2.380 voting rights of AUS-Q5HG WESTPAC INTERNATIONAL SHARE INDEX TRUST, with 4.770 voting rights of GNA-SB4B SSGA WORLD FUNDS, with 9.100 voting rights of GNA-SC6Z STATE OF CONNECTICUT RETIRMENT PLANS & TRUST FUNDS, with 2.727 voting rights of GNA-9D46 GOVERNMENT OF THE*

PROVINCE OF ALBERTA, with 1.570 voting rights of LUX-SKI2 SELECT INDEX SERIES EUROPE EQUITY FUND, with 56.480 voting rights of GNA-SW7G CALIFORNIA PUBLIC EMPLOYEES RETIRMENT SYSTEM, with 27.230 voting rights of GNA-TC39 CALIFORNIA STATE TEACHERS RETIRMENT SYSTEM, with 3.360 voting rights of GNA -UKP5 BELISOUTH CORPORATION MASTER PENSION TRUST , with 8.550 voting rights of GNA-ZVGD STATE STREET BANK BANK AND TRUST FUNDS FOR EMPLOYEES TRUSTS, with 72.982 voting rights of GNA-ZVGE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, with 6.723 voting rights of GNA – ZVM2 STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUST, with 7.220 voting rights of GNA-ZVOE STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEES TRUSTS, with 12.098 voting rights of GNA ZV3E STATE STREET BANK AND TRUST FUNDS FOR EMPLOYEE TRUSTS, with 216 voting rights of GNA-4056 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, with 3.024 voting rights of GNA-4074 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, with 4.200 voting rights of 56Z5 GLOBAL ADVISORS UK LTD CONTINENTAL EUROPE UNAUTHORISED UNIT TRUST C/O STATE STR.BANK NQ, with 3.695 voting rights of GNA-57XA IBM TAX DEFERRED SAVINGS PLAN, with 13.120 voting rights of AUS-7FE1 GOVERNMENT PENSION INVESTMENT FUND, with 560 voting rights of AUS-7FOP UFJ TRUST BANK LIMITED AS TRUSTEE FOR HITACHI FOREING EQUITY INDEX OPEN MOTHER FUND, with 1.400 voting rights of AUS-7FOX PENSION FUND ASSOCIATION FOR LOCAL ERMENT OFFICIALS, with 19.000 voting rights of CF4-BCF4 ONE GROUP DIVERSIFIED INTERNATIONAL FUND, with 17.980 voting rights of GNA-TC4U CALIFORNIA STATE TEACHERS RETIRMENT SYSTEM, all of the above 28 funds were represented by Mr. Malevitis Dimitrios, with 6.400 voting rights of BBC PENSION TRUST LTD, with 52.040 voting rights of AQUILA LIFE EURO EQTY INDX FUND, with 7.770 voting rights of AQUILA EURO EQUITY INDEX FUND, with 6.790 voting rights of AQUILA LIFE MULTINATIONAL LOCAL EUROPEAN INDEX FUND, with 1.788 voting rights of ML ENHANCED INTERNATIONAL INDEX, with 3.600 voting rights of HERMES LIBERTY INTERNALIONAL PENSIONS, with 29.692 voting rights of THE TRUSTEES OF BT PENSION SCHEME, with 866 voting rights of NCB FBO/PERF - STATE STREET, with 6.721 voting rights of POST OFFICE PENSION TRUSTEES LIMITED AS TRUSTEE OF THE POST OFFICE PENSION PLAN, the above 9 funds were represented by Mr.Pteroudi Evagelo, with 300.000 voting rights of ERGASIAS INVESTMENTS S.A. represented by Mrs Koulocheri Efrosini, with 3.200 voting rights of LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM represented by Mrs Thanou Maria, with 28.500 voting rights of Mr ASVESTI EFSTATHIOU, with 1.500 voting rights of Mr. ASVESTI XAPAΛAMΠOY, represented by Mr Asvesti Helen, with 40.000 voting rights of ALPHA ATHENS INDEX DOMESTIC –ALPHA AEDAK, with 1.250.000 voting rights of ALPHA MUTUAL DOMESTIC FUND-ALPHA AEDAK , with 15.000 voting rights of ALPHA EPENDITIKO MIKTO MUTUAL DOMESTIC FUND-ALPHA AEDAK, with 90.000 voting rights of ALPHA MIKTO MUTUAL DOMESTIC FUND-ALPHA AEDAK, with 1.280.000 voting rights of ALPHA BLUE CHIPS MUTUAL DOMESTIC FUND – ALPHA AEDAK, with 130.000 voting rights of ALPHA PORTFOLIO INVESTMENT COMPANY all of the above 6 funds were represented by Mr. Tavlaridis Alexandros, with 100.000 voting rights of PROODOS HELLENIC EPENDISIS S.A. represented Mr.Panagiotakis Aristotelis, with 1.200.000 voting rights of DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND, with 400.000 voting rights of DILOS SMALL-CAP DOMESTIC MUTUAL FUND represented by Mr. Gounelas Ilias, with 526 voting rights of AUS-7FDN THE MUTUAL AID ASSOCIATION OF PREFECTURAL GOVERNMENT PERSONEL, with 49.068 voting rights of GNA-ZVGI GREECE MSCI EMERGING MARKETS INDEX COMMONTRUST FUND C/O STATE STREET BANK AND TRUST CO N.Q. represented by Mr.Malevitis Dimitrios, with 100.000 voting rights of NATIONALE NEDERLANDEN DYNAMIC COMPANIES DOMESTIC MUTUAL FUND represented by Mr. Koufopoulo George, with 5.500 voting rights of Mr.ECONOMIDIS NIKOLAOS, with 300.000 voting rights of NATIONAL PORTFOLIO INVESTMENT COMPANY represented by Mrs. Pasxaligou Christina, with 192 voting rights of Mr.GIMOUXOPOULOS KONSTANTINOS, released the Board of

Directors and the Auditor from any liability in regards to the accounting period of 2001.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholder Company BARCLAYS GLOBAL INVESTORS N.A. TRUSTEE, holding 17,000 shares and respective votes, abstained from the voting procedure.

It is also noted that, accordingly to article 35 par. 2 of the law 2190/1920, the shateholders, which are represented to the present shareholders meeting by Mr. Charalampos Stavrinoudakis abstained from the voting.

4th ISSUE

Election of a new Board of Directors

At this point the General Shareholders Meeting decided to discuss the 7th issue of the Agenda, regarding the election of a new Board of Directors.

The General Meeting unanimously selected the following persons as members of the Board of Directors of the company with tenure until the Annual Ordinary Shareholders Meeting of year 2006:

1. Mr. Michael J. Maillis
2. Mr. Sotiris N. Orestidis
3. Mr. Charalampos A. Stavrinoudakis
4. Mr. Michael N. Panagis
5. Mr. Pier Matteo Guella

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholder Companies HERMES LIBERTY INTERNALIONAL PENSIONS HOLDING holding 3.600 shares and respective voting rights, THE TRUSTEES OF BT PENSION SCHEME holding 29.692 shares and respective voting rights and POST OFFICE PENSION TRUSTEES LIMITED AS TRUSTEE OF THE POST OFFICE PENSION PLAN holding 6.721 shares and respective voting rights, abstained from the voting procedure.

5th ISSUE

ELECTION OF CERTIFIED AUDITOR-ACCOUNTANT FOR FISCAL YEAR 2002 (1/1/2002 -31/12/2002)

The General Meeting unanimously selected as an Auditor for the fiscal Year 2002 the Audits Company "PRICEWATERHOUSCOOPERS", and determined the amount of its fee up to twenty thousand four hundred EURO (20.400,00 €) for the audits of the company plus two thousand four hundred EURO (2.400,00 €) for the audits of the consolidated financial statements.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

6th ISSUE

APPROVAL OF FEES AND ALLOWANCES FOR THE MEMBERS OF THE BOARD OF DIRECTORS

The General Meeting unanimously decided to pay to the members of the Board of Directors fees from the profits of the company from fiscal year 2001, which amount in total to twenty nine thousand three hundred forty seven EURO (29.347,00 €), as specified in the table of profits allocation, that is, five thousand eight hundred sixty nine and 0,4 EURO (5.869,4 €), for each Director.

The General Meeting with a unanimous decision, too, approved the following: (a) that the fee of Mr. Michael J. Maillis for the services he offers to the company as its Managing Director will be up to two hundred thirty five thousand EURO (235.000,00 €) per year, (b) the fee of Mr. Charalambos Stavrinoudakis for the services he offers to the company as its Group Financial Director, will amount up to one hundred ninety one thousand EURO (191.000,00 €) per year and (c) the pay of Mr. Michael Panagis for the services he offers to the company as the Group Marketing & Sales Director will amount up to one hundred ninety one thousand EURO (191.000,00 €) per year.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

7th ISSUE

GRANTING OF PERMISSION ACCORDING TO ARTICLE 23 PAR. 1 OF CODE LAW 2190/1920, TO MEMBERS OF THE BOARD OF DIRECTORS AND TO EXECUTIVES OF THE COMPANY TO PARTICIPATE IN THE MANAGEMENT OR DIRECTORSHIP OF COMPANIES WHICH BELONG TO THE COMPANY'S GROUP AND WHICH PURSUE THE SAME OR SIMILAR PURPOSES.

The General Meeting unanimously decided to grant to the members of the Board of Directors and to the Directors of the Company the permission to participate in the Boards of Directors and the Management of the subsidiaries of the Company.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

8th ISSUE

CONVERSION OF THE CAPITAL EQUITY INTO EUROS AND CHANGE OF THE NOMINAL VALUE OF SHARES WITH THE CAPITALIZATION OF PART OF THE RESERVES FOR ROUNDING AND MODIFICATION OF ARTICLE 5 OF THE STATUTE AS REQUIRED

The President of the General Shareholders Meeting and company's Managing Director has informed the company's shareholders that, according to L. 2842/2000, the company's capital equity must be conversed from DRS to EUROS. Furthermore, the President reminded the shareholders that the equity reaches the amount of 18,108,470,000 DRS and is divided into 72,433,880 common nominal shares, having a nominal value of two hundred and fifty (250) DRS each.

Therefore, the conversion of the Company's equity into EUROS is suggested to be the following:

CAPITAL EQUITY:	DRS. EURO	**18,108,470,000** **53,142,978.72**
NOMINAL VALUE OF SHARES:	DRS. EURO	**250** **0.733675715**
ROUNDING OF NOMINAL VALUE:	EURO	**0.74**
INCREASE OF CAPITAL FOR ROUNDING THE NOMINAL VALUE OF SHARES INTO 0.74 EUROS, WITH THE CAPITALIZATION OF THE EQUIVALENT PORTION OF THE RESERVES BY THE ISSUANCE OF SHARES ABOVE PAR	**EURO**	**458,092.48**
CAPITAL EQUITY AFTER ROUNDING OF THE NOMINAL VALUE:	**EURO**	**53,601,071.21**

The General Shareholders Meeting then unanimously approved the above conversion of the capital equity from Drachmas to Euros as well as the above increase of the nominal value of the shares for rounding and the equivalent increase of the company's capital – equal to 458,092.48 Euros- with the capitalization of portion of the reserves by the issuance of shares above par and furthermore approved the related modification of article 5 of the Company's Statute.

It is noted that the Company (Michael J. Maillis S.A.) did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

9th ISSUE

INCREASE OF CAPITAL EQUITY WITH CAPITALIZATION (A) OF THE OVER-VALUE RESULTING FROM THE READJUSTMENT OF THE VALUE OF THE FIXED ASSETS, CONDUCTED DURING THE ACCOUNTING PERIOD OF YEAR 2000, IN APPLICATION OF L. 2065 / 1992 AND (B) OF PORTION OF THE RESERVES FOR ROUNDING OF THE NOMINAL VALUE OF SHARES, FOLLOWED BY THE REQUIRED MODIFICATION OF ARTICLE 5 OF THE STATUTE.

The President of the General Shareholders' Meeting and company's Managing Director has informed the company's shareholders that, according to L. 2065 / 1992, the company is obligated to proceed, by 31 – 12 – 2002 to the capitalization of the over-value resulting from the readjustment of the value of the fixed assets, conducted during the accounting period of year 2000. Furthermore, the President suggested to the shareholders that this increase be realized as follows:

DIFFERENCE RESULTING FROM THE READJUSTMENT OF THE VALUE OF FIXED ASSETS:	**EURO**	**1,398,171.61**
CAPITAL EQUITY AFTER THE CAPITALIZATION OF THE READJUSTMENT:	**EURO**	**54,999,242.81**
NOMINAL VALUE OF SHARES AFTER THE CAPITALIZATION OF THE READJUSTMENT:	**EURO**	**0.75930273**
INCREASE OF CAPITAL FOR ROUNDING THE NOMINAL VALUE OF SHARES INTO 0.74 EUROS, WITH THE CAPITALIZATION OF THE EQUIVALENT PORTION OF RESERVES BY THE ISSUANCE OF SHARES ABOVE PAR:	**EURO**	**50,505.99**

The General Shareholders' Meeting then unanimously approved the above increase of the company's capital – equal to 1,398,171.61 Euros - with the capitalization of the over-value resulting from the readjustment of the value of the fixed assets conducted in year 2000 as well as the rounding of the nominal value of shares and the equivalent capital increase, with the capitalization of reserves by the issuance of shares above par, equal to 50,505.99 Euros, and decided that the company's capital equity, after the above overall increase of 1,448,677.60, reaches the amount of 55,049,748.80 Euros and that article 5 of the Statute be modified as required.

It is noted that the Company did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

More specifically, after the two capital increases mentioned above, the General Assembly resolved to modify article 5 of the Corporate Statute as follows:

" CHAPTER B

Share capital – Shares

Article 5

5.1 The share capital of the company was initially thirteen million (13.000.000) drachmas divided into thirteen thousand (13,000) shares with a par value of one thousand (1,000) drachmas each, and it was fully paid up by the shareholders.

5.2 By resolution of the First Ordinary General Meeting the share capital was increased by two million (2,000,000) drachmas through the issue of two thousand (2,000) new bearer shares with a par value of one thousand (1,000) drachmas each. This increase was full paid up in cash by the shareholders and thus, the share capital of the company amounted to fifteen million (15,000,000) drachmas divided into fifteen thousand (15,000) shares with a par value of one thousand (1,000) drachmas each.

5.3 By resolution of the Extraordinary General Shareholders Meeting convened on 8.3.1979, the share capital was further increased by ten million (10,000,000) drachmas through the issue of ten thousand (10,000) new bearer shares with a par value of one thousand (1,000) drachmas each. This increase was fully paid up in cash by the shareholders and thus, the share capital of the company amounted to twenty five million (25,000,000) drachmas divided into twenty-five thousand (25,000) shares with a par value of one thousand (1,000) drachmas each.

5.4 By resolution of the Extraordinary General Shareholders Meeting convened on 23.12.1982. the share capital was further increased by eight million, six hundred and twenty thousand (8,620,000) drachmas through the issue of eight thousand, six hundred and twenty (8,620) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders, covered to the amount of eight million, six hundred and sixteen thousand, four hundred and seventy (8,616,470) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 1249/82, and to the remaining amount of four thousand, five hundred and thirty (4,530) drachmas through complementary contributions of the shareholders in cash for rounding the amounts that emerged from the capitalisation of the surplus value. Following this increase the share capital of the company amounted to thirty-three million, six hundred and twenty thousand (33,620,000) drachmas divided into thirty-three thousand, six hundred and twenty (33,620) shares with a par value of one thousand (1,000) drachmas each.

5.5 By resolution of the General Shareholders Meeting convened on 28.4.1986, the share capital was further increased by six million, one hundred and fifty thousand (6,150,000) drachmas through the issue, instead of a dividend, of six thousand, one hundred and fifty (6,150) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders. Following this increase the share capital of the company amounted to thirty-nine million, seven hundred and

seventy thousand (39,770,000) drachmas divided into thirty-nine thousand, seven hundred and seventy (39,770) shares with a par value of one thousand (1,000) drachmas each.

5.6 By resolution of the Ordinary General Shareholders Meeting convened on 15.6.1989, the share capital of the company was further increased:

(a) By the amount of twenty-two mill ion, nine hundred and seventy thousand (22,970,000) drachmas through the issue of twenty-two thousand, nine hundred and seventy (22,970) new bearer shares with a par value of one thousand (1.000) drachmas each and their distribution to the shareholders, covered to the amount of twenty-two million, nine hundred and sixty-eight thousand, five hundred and eighty-five (22,968,585) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets in accordance with the resolution of the Ministry of National Economy no 2665/88, and to the amount of one thousand, four hundred arid sixteen (1,416) drachmas through complementary contributions of the shareholders in cash for rounding.
(b) By the amount of thirty-two million, three hundred and forty thousand (32,340,000) drachmas through the issue of thirty-two thousand, three hundred and forty (32,340) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders, covered to the amount of thirty-two million, three hundred and thirty-seven thousand, two hundred and seventy-nine (32,337,279) drachmas through capitalisation of the contingency reserves, and to the amount of two thousand, seven hundred and twenty-one (2,721) drachmas through complementary contributions of the shareholders in cash for rounding.
(c) By the amount of one hundred million (100,000,000) drachmas through the issue of one hundred thousand, (100,000) new registered shares with a par value of one thousand (1,000) drachmas each, paid in cash immediately by 25% and until 30 June 1990 by 75%.

The aforementioned increases were fully covered by the shareholders as prescribed hereinabove and also in cash, and thus, the share capital of the company amounted to one hundred and ninety-five million, eighty thousand (195,080,000) drachmas divided into one hundred and ninety-five thousand, eighty shares with a value of one thousand (1,000) drachmas each.

5.7 By resolution of the Extraordinary General Shareholders Meeting convened on 17.10.1990, the share capital was further increased by two hundred and thirty-five million (235,000,000) drachmas through the issue of two hundred and thirty-five thousand (235,000) new bearer shares with a par value of one thousand (1,000) drachmas each. Following this increase the share capital of the company amounted to four hundred and thirty million, eighty thousand (430,080,000) drachmas divided into four hundred and thirty thousand, eighty (430,080) shares with a par value of one thousand (1,000) drachmas each.

5.8 By resolution of the Extraordinary General Shareholders Meeting convened on 30.12.1992, the share capital was further increased by twelve million, seven hundred and eighty thousand (12,780,000) drachmas through the issue of twelve thousand seven hundred and eighty (12,780) new bearer shares with a par value of one thousand

(1,000) drachmas each, and their distribution to the Shareholders, covered to the amount of twelve million seven hundred and seventy-eight thousand, five hundred and one (12,778,501) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 1731/87, and to the remaining amount of one thousand, four hundred and forty-nine (1,449) drachmas through contributions of the shareholders in cash for rounding. Following this increase, the share capital of the company amounted to four hundred and forty-two million, eight hundred and sixty thousand (442,860,000) drachmas divided into four hundred and forty-two thousand, eight hundred and sixty (442,860) shares with a par value of one thousand (1,000) drachmas each.

5.9 By resolution of the General Shareholders Meeting convened on 29.6.1993, the share capital was further increased by ninety-nine million, twenty-five thousand (99,025,000) drachmas through the issue of ninety-nine thousand twenty-five (99,025) new bearer shares with a par value of one thousand (1,000) drachmas each, and their distribution to the shareholders, covered to the amount of ninety-nine million, twenty-one thousand, forty-eight (99,021,048) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 2065/93, and to the remaining amount of three thousand, nine hundred and fifty two (3,952) drachmas through contributions of the shareholders in cash for rounding. Following this increase, the share capital of the company amounted to five hundred and forty-one million, eight hundred and eighty-five thousand (541,885,000) drachmas divided into five hundred and forty-one thousand, eight hundred and eighty-five (541,885) shares with a par value of one thousand (1,000) drachmas each.

5.10 By resolution of the Extraordinary General Shareholders Meeting as of 11 February 1994, the par value of the shares was reduced from one thousand (1,000) drachmas to two hundred and fifty (250) drachmas and every one old share was replaced by four new shares. Thus, the number of the company shares increased from 541,885 to 2,167,540 with a par value of two hundred and fifty (250) drachmas each.

5.11 By the same resolution the General Shareholders Meeting as of 11.2.1994, decided a further increase of the share capital by one hundred and one million, four hundred and fifteen thousand (101,415,000) drachmas through the issue of four hundred and five thousand, six hundred and sixty (405,660) new ordinary bearer shares with a face value of two hundred and fifty (250) drachmas each and market price of one thousand (1,000) drachmas each paid up in cash, and the disposal of three hundred and thirty-five thousand, six hundred and sixty (335,660) shares of them through public offering to interested investors. Following this increase the share capital of the company amounted to six hundred and forty-three million, three hundred thousand (643,300,000) drachmas divided into two million, five hundred and seventy-three thousand, two hundred (2,573,200) shares with a par value of two hundred and fifty (250) drachmas each.

5.12 By the resolution of the Extraordinary General Shareholders Meeting as of 8 March 1995, the share capital of the company was further increased by sixty-four million, three hundred and thirty thousand (64,330,000) drachmas through the issue of two hundred and fifty-seven thousand, three hundred and twenty (257,320) new ordinary bearer hares with a face value of two hundred and fifty (250) drachmas each and market price of two thousand, nine hundred (2,900) drachmas each, paid up in

cash. Following this increase the share capital of the company amounted to seven hundred and seven million, six hundred and thirty thousand (707,630,000) drachmas divided into two million, eight hundred and thirty thousand five hundred and twenty (2,830,520) shares with a par value of two hundred and fifty (250) drachmas each.

5.13 By resolution of the Extraordinary General Shareholders Meeting as of 19 October 1995, the share capital of the company was further increased by seven hundred and seven million, six hundred and thirty thousand (707,630,000) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference of the issue of shares above par, and through the issue of two million, eight hundred and thirty thousand, five hundred and twenty (2,830,520) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders. Following this increase, the share capital of the company amounted to one billion, four hundred and fifteen million, two hundred and sixty thousand (1,415,260,000) drachmas divided into five million, six hundred and sixty-one thousand, forty (5,661,040) ordinary bearer shares with a par value two hundred and fifty (250) drachmas each.

5.14 By resolution of the Ordinary General Shareholders Meeting as of 2 May 1996 the share capital of the company was further increased by two hundred and twenty-five million (225,000,000) drachmas through the issue of nine hundred thousand (900.000) new bearer shares with a par value of two hundred and fifty (250) drachmas each and their disposal to the public by public offering. Following this increase the share capital of the company amounted to one billion, six hundred and forty million, two hundred and sixty thousand (1,640,260,000) drachmas divided into six million, five hundred and sixty-one thousand, forty (6,561,040) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.15 By resolution of the Annual Ordinary General Shareholders Meeting as of 27 June 1997 the share capital of the company was further increased by 20%, that is, by three hundred and twenty-eight million, fifty-two thousand (328,052,000) drachmas through the capitalisation of the surplus value which resulted from the readjustment of the value of the company's fixed assets effected on 31.12.1996 under Law 2065/92, as well as a part of the company's reserves deriving from the difference after the issue of shares above par and through the issue of one million, three hundred and twelve, two hundred and eight (1,312,208) new bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of two (2) new bearer sharers for every ten (10) old shares. Following this increase the share capital of the company amounted to one billion, nine hundred and sixty-eight million, three hundred and twelve thousand (1,968,312,000) drachmas divided into seven million, eight hundred and seventy-three thousand, two hundred and forty-eight (7,873,248) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.16 By resolution of the Annual Ordinary General Shareholders Meeting as of 29 April 1998, the share capital of the company was further increased:

(a) By the amount of one billion, nine hundred and sixty-eight million, three hundred and twelve thousand (1,968,312,000) drachmas through capitalisation of: (i) the difference which resulted after the issue of shares above par amounting to one billion, eight hundred and fourteen million, seven hundred and seventy-two thousand, four

hundred and twenty-nine (1,814,772,429) drachmas, as well as of (ii) the sum of one hundred and fifty-three million, five hundred and thirty-nine thousand, five hundred and seventy-one (153,539,571) drachmas out of the sum of the remainder profits of the fiscal years prior to 1997 for rounding (1,814,772,429 + 153,539,571= 1,968,312,000), and through the issue of seven million, eight hundred and seventy-three thousand, two hundred and forty-eight (7,873,248) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of ten (10) new bearer sharers for every ten (10) old bearer shares; and

(b) By the amount of five hundred and ninety million, four hundred and ninety-three thousand, five hundred (590,493,500) drachmas through the issue of two million, three hundred and sixty-one thousand, nine hundred and seventy-four (2,361,974) new ordinary bearer shares with a face value of two hundred and fifty (250) drachmas each and market price of five thousand, five hundred (5,500) drachmas each, paid up in cash.

Following the increases the share capital of the company amounted to four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas divided into eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.17 By resolution of the Annual Ordinary General Shareholders Meeting as of 6 May 1999, the share capital of the company was further increased by four billion, five hundred and twenty-seven million, one hundred and seventeen thousand five hundred (4,527,117,500) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference which resulted after the issue of shares above par, and through the issue of eighteen million, one hundred and eight, four hundred and seventy (18,108,470) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of ten (10) new bearer sharers for every ten (10) old bearer shares. Following this increase the share capital of the company amounted to nine billion fifty-four million, two hundred and thirty-five thousand (9,054,235,000) drachmas divided into thirty-six million, two hundred and sixteen thousand, nine hundred and forty (36,216,940) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.18 By resolution of the First Adjourned Extraordinary General Shareholders Meeting as of 15.12.1999, the share capital of the company was further increased:

(a) By the amount of four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference which resulted after the issue of shares above par, and through the issue of eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) new ordinary bearer shares, distributed gratis to the shareholders at a rate of one (1) new share for every two (2) old shares; and
(b) By the amount of four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas through the issue of eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) new ordinary bearer shares with a face value of two hundred

and fifty (250) drachmas each and market price of two thousand eight hundred (2,800) drachmas each, paid up in cash.

Following these increases the share capital of the company amounted to eighteen billion, one hundred and eight million four hundred and seventy thousand (18,108,470,000) drachmas divided into seventy-two million, four hundred and thirty-three thousand, eight hundred and eighty (72,433,880) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.19 By resolution of the Extraordinary General Shareholders Meeting as of 21.12.2000, the company's shares were all conversed from bearer shares to nominal.

5.20 By resolution of the Annual Ordinary General Shareholders Meeting as of 6.6.2002, the company's capital was conversed from Drachmas to Euros, in application to the provisions of L. 2842/2000 and the nominal value of shares was further increased as follows:

(a) by the amount of 458,092.48 euros, with the capitalization of equal part of the reserves, by the issuance of shares above par, for the rounding of the nominal value of shares, so that the Company's total capital equity after the above increase reach the amount of 53,601,071.20 Euros divided into 72,433,880 shares having a nominal value of 0.74 euros each.

(b) By the amount of 1,398,171.61 euros, with the capitalization of the over-value which resulted from the readjustment of the value of the fixed assets conducted during the accounting period of year 2000 in pursuance of L. 2065 / 1992, with the increase of the nominal value of shares so as to equal to 0,75930273 and furthermore by the amount of 50,505.99 Euros with the capitalization of the equivalent portion of the reserves by the issuance of shares above par for the rounding of the nominal value of shares so as to equal to 0.76 euros each.

After the above, the company's capital equity reaches the amount of **55,049,748.80 euros** divided into 72,433,880 common nominal shares, bearing a nominal value of **0.76 euros** each."

10th ISSUE

ABBREVIATION OF THE CORPORATE TRADE NAME AND MODIFICATION OF ARTICLE 1 OF THE CORPORATE STATUTE.

The President of the General Shareholders Meeting and Managing Director has informed the company's shareholders about the need to modify Article 1 of the Corporate Statute and more specifically, about the need to abbreviate the company's trade name and state it in English, and also about the need to define a distinctive title both in Greek and in English.

After the above, the General Shareholders Meeting unanimously resolved the following:

(a) that the corporate trade name be abbreviated as follows: "M.J. MAILLIS COMMERCIAL AND INDUSTRIAL SOCIETE ANONYME–PACKING SYSTEMS"

(b) that the corporate trade name be written in English as follows: " M. J. MAILLIS S.A – PACKING SYSTEMS"

(c) that the following distinctive title be adapted by the company in Greek and in English: "M.I. MAILLIS A.E.B.E.» and "M. J. MAILLIS S.A" respectively.

It is noted that the Company did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

In pursuance of the above decision, the General Assembly decided to modify Article 1 of the Corporate Statute as follows:

"Article 1

A Societè Anonyme is hereby founded, under the trade name "M.J. MAILLIS COMMERCIAL AND INDUSTRIAL SOCIETE ANONYME–PACKING SYSTEMS" after its conversion from a Limited Liability Company (Bulletin of S.A and Ltd. of the Government Gazette n. 86 /23.1.1976).

In transactions with foreign legal or natural entities, the corporate trade name may be written in Latin characters as follows: "M.J. MAILLIS S.A – PACKING SYSTEMS"

The company's trade mark is defined to be the following: "M.I. MAILLIS A.E.B.E» while in transactions with foreign legal or natural entities, the corporate trade mark may be written in Latin characters as follows: "M.J. MAILLIS S.A "

The General Shareholders Meeting authorizes the Chairman of the Board of Directors to proceed to the codification of the Corporate Statute so as to incorporate the present modification along with the previous ones, in order to be published in pursuance of article 7b par. 11 of C.L.2190/1920. It further authorizes the Chairman of the Secretary of the Board of Directors to proceed to the submission of the documents legally required to the Supervising Authority and to attend that the present modification be approved and the publication legal requirements be met".

11th ISSUE

TERMINATION OF THE SHAREHOLDERS BUY-BACK PERIOD, WHICH WAS RESOLVED AS PART OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS ON 21.12.2000, AND PUBLICATION OF THE LIST OF SHAREHOLDERS WHO PROVIDED THE SHARES THAT WERE BOUGHT.

The President of the General Shareholders Meeting and company's Managing Director informs the company's shareholders of the proposal of the Board of Directors concerning the need to declare the premature expiration of the period for shares buy-back set by the Extraordinary General Assembly by decision taken on 21 –

12 – 2000 and defined by the Board of Directors on 15 – 1 – 2001 to last from 30 – 1 – 2001 to 20 – 6 – 2002, in order to resolve again on this matter.

The General Shareholders Meeting unanimously agreed to declare today the expiration of the above date.

It is noted that the Company did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights.

The President of the General Shareholders Meeting and company's Managing Director informed the company's shareholders that during the period from 30 January 2001 until today, the company has purchased 1,638,850 own shares at an average purchase price of five Euros and fifty cents (5.50 euros), which represent the 2.26 % of the company's total capital equity. Furthermore, he provided to the shareholders the list with the shareholders from whom the purchased shares came from.

<u>12TH ISSUE</u>

PASSING OF A NEW RESOLUTION ON SHAREHOLDERS BUY-BACK, ACCORDING TO ARTICLE 16, PARAGRAPHS 5 AND 6, OF CODIFIED LAW 2190/1920.

The President of the General Shareholders Meeting and company's Managing Director informs the company's shareholders of the proposal of the Board of Directors concerning the new decision of share buy-back to be taken, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange.

The General Shareholders Meeting unanimously resolved that the company proceed to a new share buy-back period, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange, up to 7% of the total number of shares, i.e. up to 5,070,371 shares, within the following 12 months from today, setting the maximum price at nine (9) euros per share and the minimum price at four (4) euros per share.

It is noted that the Company did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholder Companies HERMES LIBERTY INTERNALIONAL PENSIONS HOLDING holding 3.600 shares and respective voting rights, THE TRUSTEES OF BT PENSION SCHEME holding 29.692 shares and respective voting rights and POST OFFICE PENSION TRUSTEES LIMITED AS TRUSTEE OF THE POST OFFICE PENSION PLAN holding 6.721 shares and respective voting rights, abstained from the voting procedure.

13TH ISSUE

DISTRIBUTION OF STOCK OPTIONS TO COMPANY'S EMPLOYEES AND TO THE MEMBERS OF THE BOARD OF DIRECTORS/ AMENDMENT OF THE PREVIOUS RELEVANT RESOLUTION.

The General Shareholders' Meeting resolved – 47,135,369 votes in favor, 470,642 votes against – that a plan for the distribution of shares to the members of the Board of Directors be enacted and also to the executive members the company and its subsidiaries in the form of a pre-emption right for stock purchase ("Stock options") (below: the "Right"), in accordance with article 13 par. 9 of L. 2190 / 1920, as follows:

1. Entitled to the above Right is the Chairman and the members of the Board of Directors, as well as the executive members of the company and its subsidiaries (below: " the Entitled"). The company's executive members, top executive members or other, as well as the executive members of the companyG subsidiaries, who are entitled, are exclusively defined by special act of the company's Board of Directors.
2. The cumulative number of shares issued to be allotted to those Entitled to the above Right, must not exceed the number of 7,200,000 shares during the following three – year period, i.e until 31 – 12 – 2005.
3. The purchase value of the shares, in case the Entitled exercise their Right, must equal to one (1) euro per share.
4. The Entitled can only exercise their Right on the following conditions:

N V V V

(a) It is essential that the Entitled presently serve the company or the Board of Directors accordingly, at the time they exercise their Right.
(b) Seniority to the company or, accordingly, prior service to the Board of Directors of those Entitled, the length of which will be defined by the Board of Directors. Especially for the executives of the subsidiaries, the above seniority or service must be at the same subsidiary. Any service prior to the take-over or merger is not added.
(c) Positive financial performance achieved in the accounting period within which the Right is exercised, reported on the company's simple or consolidated financial statements, which will be declared as satisfactory by special act of the Board of Directors.
(d) The Right may be exercised by those Entitled on the above conditions, on an annual basis, in November.

5. The number of shares to which every person is annually Entitled to, is defined as follows:

Basic number of shares X position co-efficient X profitability co-efficient X seniority (prior service) co-efficient X personal efficiency rate of the person entitled

Where:

Basic number of shares:	5,000 shares
Position co-efficient:	from 1 to 5 defined upon decision of the Board of Directors, depending on the administration post the

person holds and its importance at the company's financial performance.

Profitability co-efficient: 1 + percentage of increase in earnings before taxes (E.B.T.) reported on the company's consolidated profit and loss account during the Crucial Period. (e.g. increase of 12 % = co-efficient equal to 1.12. Increase of 8 % = co-efficient equal to 1.08)

Seniority Co-efficient: Years of prior service or seniority of the person Entitled during the Crucial Period.

Personal efficiency rate: 0 to 5 defined upon decision of the Board of Directors.

Crucial Period: The accounting period within which the Right is exercised, as well as any previous consecutive accounting periods during which the Entitled was employed by the Company or one of its subsidiaries, or was member of the company's Board of Directors accordingly, provided the Entitled did not exercise the above Right within this period.

Especially for the executive members of the subsidiaries, any service prior to the take-over or merger is not added.

For the estimation of the Profitability Co-efficient, the accounting period within which the Right is exercised will be entirely taken into account by compounding on an annual basis the results of the previous nine-month period.

6. By decision of the Board of Directors, certifications of the Stock Purchase Rights will be issued and delivered to those Entitled. Every year, in December, the Board of Directors will issue and deliver the above certifications to the Entitled who have exercised their Right, and further equally increase the company's capital and certify the capital increase in accordance with article 11 of L. 2190 / 1920. The above increase does not constitute a Statutory modification and they do not fall within the regulatory effect of article 13 par. 5 of L. 2190 / 1920.
7. The aforementioned plan for the allotment of shares in the form of pre-emption right of share purchase (Stock Options) will be activated by decision of the Board of Directors, which will also define the plan's extent of application. The Board of Directors is authorized to impose further conditions for the exercise of the Right and the delivery of shares, especially related to the achievement of specific goals for each of those Entitled, and also to define in detail the necessary regulations for the implementation of the plan. By the same decision the Board of Directors may suspend the delivery of shares to those Entitled for two, and up to three years from the time the Right was exercised. It may also engage the stocks delivered, for the same period of time mentioned above.
8. The present decision constitutes a modification of the previous relevant decision taken by the General Assembly on 23 – 6 – 2000 which was not implemented. It is in force during the current and the three following accounting periods, i.e until 31

– 12 – 2005 and may be extended or modified by new decision of the General Assembly.

It is noted that the Company did not participate to the voting procedure, as the 1.590.740 shares, which have been "bought-back" do not hold voting rights. Furthermore the Shareholder Companies HERMES LIBERTY INTERNALIONAL PENSIONS HOLDING holding 3.600 shares and respective voting rights, THE TRUSTEES OF BT PENSION SCHEME holding 29.692 shares and respective voting rights and POST OFFICE PENSION TRUSTEES LIMITED AS TRUSTEE OF THE POST OFFICE PENSION PLAN holding 6.721 shares and respective voting rights, abstained from the voting procedure.

13th ISSUE

VARIOUS ANNOUNCEMENTS

After that, and given that the President and Managing Director Mr. Michael J. Maillis has already made various announcements during the discussion of the second issue, no further discussion were made on this issue.

Then, and given that there was no other issue in the agenda, nor did anyone of those present have any objection to it or wanted to add anything further, the President announced the termination of the works of the annual Ordinary General Meeting. In witness thereof this record was drawn up, which is signed by the President and the Secretary of the General Meeting.

THE PRESIDENT
(signature)

MICHAEL J. MAILLIS

THE SECRETARY
(signature)

CHARALAMBOS STAVRINOUDAKIS

True copy of the same date,
The President of the General Meeting

(signature)

MICHAEL J. MAILLIS

OFFICIAL GAZETTE
Of THE GREEK REPUBLIC

Societè Anonyme and Limited Liability Co. Issue **Issue Number 6894**

8 July 2002

CONTENTS

Societès Anonymes

Corporate Statutes

Announcement of the entry in the Societè Anonyme Register of the Corporate Statute Modification of Societè Anonyme under the trade name "Michael I. Maillis Commercial and Industrial Societè Anonyme – Packing Systems" 1

Announcement of the entry in the Societè Anonyme Register of the Corporate Statute Modification of Societè Anonyme under the trade name "PANAGIOTIS VASILEIOU COMMERCIAL S.A" 2

Announcement of the entry in the Societè Anonyme Register of the Corporate Statute Modification of Societè Anonyme under the trade name "METROPOLITAN CAR & VAN RENTAL S.A" with the trade mark "METROPOLITAN CAR & VAN RENTAL S.A" 3

Invitations

Invitation of shareholders of Societè Anonyme under the trade name "ALBATROS TOURIST AND HOTEL ENTERPRISE S.A"to the Extraordinary Session of the General Assembly...4

Invitation of shareholders of Societè Anonyme under the trade name "THESSALIKI WINE TRADE HOLDINGS S.A"to the first reiterative Regular Session of the General Assembly......................5

Announcements

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "ZAHARIAS G. PORTALAKIS STOCK BROKERING S.A 6

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "NATFEED PRODUCTION AND COMMERCE OF TELEMATICS - TELECOMMUNICATION AND INFORMATION TECHNOLOGY S.A" with the trade name "NATFEED TELEMATICS, TELECOMMUNICATION AND INFORMATION TECHNOLOGY 7

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "METROPOLITAN CAR & VAN RENTAL S.A" with the trade mark "METROPOLITAN CAR & VAN RENTAL S.A" 8

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "DOMIKI CONSTRUCTION COMPANY OF PELOPONNISOS S.A" with the trade name "DOMIKI OF PELOPONNISOS S.A...............9

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "DYNAMIS STOCK BROKING S.A" with the trade name "DYNAMIS S.A" 10

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "ROSA ROSAE COMMERCIAL - TOURIST - NAVAL - HOTEL - IMPORT – EXPORT S.A" with the trade name " ROSA ROSAE S.A".........11

Announcement of the entry in the Societè Anonyme Register of data of Societè Anonyme under the trade name "PYTHAGOREION TOURIST - HOTEL ENTERPRISE S.A" with the trade name " PYTHAGOREION 12

Limited Liability Co
Corporate Statutes

Foundation of a Single – Member Limited Liability Co under the trade name "NATHANAIL Single – Member Limited Liability Co"........................13

Foundation of Limited Liability Co under the trade name "QMS INSTITUTE of MARITIME TRAINING Limited Liability Co." with the trade name " QMS MARITIME TRAINING LTD.........................14

Modification of the Corporate Statute of Limited Liability Co under the trade name "ORAMA Single – Member Limited Liability Co " 15

Modification of the Corporate Statute of Transportation Limited Liability Co under the trade name "Transportation Agency of National Commercial Transportations of Grevena Ltd " with the trade name "GREVENA LTD"..................................16

SOCIETÈ ANONYMES
Corporate Statutes

(1)

Announcement of the entry in the Societè Anonyme Register of the Corporate Statute Modification of Societè Anonyme under the trade name "Michael I. Maillis Commercial and Industrial Societè Anonyme – Packing Systems".

THE DEPUTY MINISTER OF DEVELOPMENT

On 5.7.2002 our Bureau registered in the Societè Anonyme Register our decision numbered K2 – 8287/5.7.2002 which officially approved the modification of articles 1 and 5 of the corporate statute of Societè Anonyme under the trade name " Michael J. Maillis Commercial and Industrial Societè Anonyme – Packing Systems" with registered corporate number 2716 / 06 / B / 86 / 43 in accordance with the company's Shareholders' General Assembly Act dated 6.6.2002.
On the same date, the entire new content of the modified Corporate Statute was also registered in the Societè Anonyme Register.

The modification approved is the following:
A Societè Anonyme is founded under the trade name" Michael J. Maillis Commercial and Industrial Societè Anonyme – Packing Systems" after conversion from a Limited Liability Company (S.A and Ltd. Official Gazette n. 86 / 23 – 1 – 1976).
In transactions with foreign natural persons or legal entities, the corporate trade name may be written in Latin characters as follows:"M.J. MAILLIS S.A – PACKING SYSTEMS"
The company's trade mark is defined to be the following:" M.J. MAILLIS S.A » while in transactions with foreign natural persons or legal entities, the corporate trade mark may be written in Latin characters as follows:"M.J. MAILLIS S.A"

Article 5 (par. 5.20)

5.20 Upon decision taken at the Regular session of 6 – 6 – 2002 of the shareholders' General Assembly, the company's capital was conversed from Drachmas to Euros, in application to the provisions of L. 2842 / 2000 and the nominal value of shares was further increased as follows:

a) by the amount of **458,092.48 euros**, with the capitalization of equal portion of the reserves, by the issuance of shares above par, for the rounding of the nominal value of shares, so that the Company's total capital equity after the above increase reach the amount of 53,601,071.20 Euros divided into 72,433,880 shares having a nominal value of 0.74 euros each.
b) By the amount of **1,398,171.61 euros**, with the capitalization of the over-value which resulted from the readjustment of the value of the fixed assets conducted during the accounting period of year 2000 in pursuance of L. 2065 / 1992, with the increase of the nominal value of shares so as to equal to 0,75930273 and furthermore by the amount of **50,505.99 Euros** with the capitalization of the equivalent portion of the reserves by the issuance of shares above par for the rounding of the nominal value of shares so as to equal to 0.76 euros each.

After the above, the company's capital equity reaches the amount of 55,049,748.80 euros divided into 72,433,880 common nominal shares, bearing a nominal value of 0.76 euros each.

Athens, 5th July 2002
By order of the Deputy Minister
The Director
D. PAPASTEFANATOU